ArcelorMittal

Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2012

ARCELORMITTAL AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

(in millions of U.S. dollars)

(unaudited)

	December 31, 2011	June 30, 2012
ASSETS
Current assets:
Cash and cash equivalents	3,821	4,386
Restricted cash	84	84
Trade accounts receivable and other (including 457 and 590 from related parties at December 31, 2011 and June 30, 2012, respectively)	6,452	6,996
Inventories (note 5)	21,689	19,462
Prepaid expenses and other current assets	3,559	3,894
Assets held for sale and distribution (note 6)	-	398
Total current assets	35,605	35,220

Non-current assets:
Goodwill and intangible assets	14,053	13,749
Property, plant and equipment (note 4)	54,251	53,170
Investments in associates and joint ventures (note 9)	9,041	7,028
Other investments	226	870
Deferred tax assets	6,081	6,303
Other assets	2,623	2,581
Total non-current assets	86,275	83,701
Total assets	121,880	118,921

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (note 10)	2,784	4,794
Trade accounts payable and other (including 257 and 262 to related parties at December 31, 2011 and June 30, 2012, respectively)	12,836	12,450
Short-term provisions	1,213	1,071
Accrued expenses and other liabilities	6,624	6,884
Income tax liabilities	367	379
Total current liabilities	23,824	25,578

Non-current liabilities:
Long-term debt, net of current portion (note 10)	23,634	21,689
Deferred tax liabilities	3,680	3,266
Deferred employee benefits (note 13)	7,160	6,989
Long-term provisions	1,601	1,712
Other long-term obligations	1,504	1,404
Total non-current liabilities	37,579	35,060
Total liabilities	61,403	60,638

Equity (note 7):
Equity attributable to the equity holders of the parent	56,690	54,560
Non-controlling interests	3,787	3,723
Total equity	60,477	58,283
Total liabilities and equity	121,880	118,921

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-2

ARCELORMITTAL AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in millions of U.S. dollars, except share and per share data)

(unaudited)

	Six months ended June 30,
	2011	2012
Sales (including 2,986 and 2,783 of sales to related parties for 2011 and 2012, respectively)	47,310	45,181
Cost of sales (including depreciation and impairment of 2,312 and 2,360 and purchases from related parties of 1,382 and 1,016 for 2011 and 2012, respectively)	41,827	41,767
Gross margin	5,483	3,414
Selling, general and administrative	1,800	1,650
Operating income	3,683	1,764

Income from investments in associates and joint ventures	437	107
Financing costs - net	(2,030)	(1,311)
Income before taxes	2,090	560

Income tax benefit (note 8)	105	409
Net income from continuing operations (including non-controlling interests)	2,195	969
Discontinued operations, net of tax	461	-
Net income (including non-controlling interests)	2,656	969

Net income attributable to:
Equity holders of the parent:
Net income from continuing operations	2,143	970
Net income from discontinued operations	461	-
Net income attributable to equity holders of the parent	2,604	970

Non-controlling interests:
Net income (loss) from continuing operations	52	(1)
Net income (loss) attributable to non-controlling interests	52	(1)
Net income (including non-controlling interests)	2,656	969

Earnings per common share (in U.S. dollars):
Basic	1.68	0.63
Diluted	1.61	0.57

Earnings per common share – continuing operations (in U.S. dollars)
Basic	1.38	0.63
Diluted	1.33	0.57

Earnings per common share – discontinued operations (in U.S. dollars)
Basic	0.30	-
Diluted	0.28	-

Weighted average common shares outstanding (in millions):
Basic	1,549	1,549
Diluted	1,638	1,611

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-3

ARCELORMITTAL AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

(in millions of U.S. dollars, except share and per share data)

(unaudited)

	Six months ended June 30,
	2011		2012
Net income (including non-controlling interests)		2,656		969

Available-for-sale investments:
Loss arising during the period	(18)		(226)
Reclassification adjustments for gain included in the condensed consolidated statements of operations	(25)		(842)
	(43)		(1,068)
Derivative financial instruments:
(Loss) gain arising during the period	(310)		43
Reclassification adjustments for gain included in the condensed consolidated statements of operations	(142)		(418)
	(452)		(375)

Exchange differences arising primarily on translation of foreign operations:
Gain (loss) arising during the period	3,011		(1,093)
Reclassification adjustments for gain included in the condensed consolidated statements of operations	(391)		-
	2,620		(1,093)

Share of other comprehensive income related to associates and joint ventures:
Gain arising during the period	369		31
Reclassification adjustments for loss included in the condensed consolidated statement of operations	-		422
	369		453

Income tax benefit relating to components of other comprehensive income	173		66
Total other comprehensive income (loss)	2,667		(2,017)

Total other comprehensive income (loss) attributable to:
Equity holders of the parent	2,662		(1,942)
Non-controlling interests	5		(75)
		2,667		(2,017)
Total comprehensive income (loss)		5,323		(1,048)

Total comprehensive income (loss) attributable to:
Equity holders of the parent		5,266		(972)
Non-controlling interests		57		(76)
Total comprehensive income (loss)		5,323		(1,048)

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

(in millions of U.S. dollars, except share and per share data)

(unaudited)

						Reserves
	Shares¹	Share capital	Treasury Shares	Additional Paid-in Capital	Retained Earnings	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Derivative Financial Instruments	Unrealized Gains (Losses) on Available for Sale Securities	Equity attributable to the equity holders of the parent	Non-controlling interests	Total Equity
Balance at December 31, 2010	1,549	9,950	(427)	20,198	31,647	(84)	368	778	62,430	3,670	66,100
Net income	-	-	-	-	2,604	-	-	-	2,604	52	2,656
Other comprehensive income (loss)	-	-	-	-	-	3,031	(321)	(48)	2,662	5	2,667
Total comprehensive income (loss)	-	-	-	-	2,604	3,031	(321)	(48)	5,266	57	5,323
Stainless spin off (note 6)	-	(547)	-	(1,227)	(2,190)	-	-	-	(3,964)	-	(3,964)
Recognition of share based payments	-	-	9	59	-	-	-	-	68	-	68
Dividend (0.75 per share)	-	-	-	-	(1,161)	-	-	-	(1,161)	(8)	(1,169)
Acquisition of non-controlling interests	-	-	-	-	(24)	-	-	-	(24)	167	143
Balance at June 30, 2011	1,549	9,403	(418)	19,030	30,876	2,947	47	730	62,615	3,886	66,501

Balance at December 31, 2011	1,549	9,403	(419)	19,056	30,531	(2,880)	235	764	56,690	3,787	60,477
Net income	-	-	-	-	970	-	-	-	970	(1)	969
Other comprehensive income (loss)	-	-	-	-	-	(651)	(223)	(1,068)	(1,942)	(75)	(2,017)
Total comprehensive income (loss)	-	-	-	-	970	(651)	(223)	(1,068)	(972)	(76)	(1,048)
Recognition of share based payments	-	-	5	16	-	-	-	-	21	-	21
Dividend (0.75 per share)	-	-	-	-	(1,162)	-	-	-	(1,162)	-	(1,162)
Acquisition of non-controlling interests	-	-	-	-	(17)	-	-	-	(17)	8	(9)
Other movements	-	-	-	-	-	-	-	-	-	4	4
Balance at June 30, 2012	1,549	9,403	(414)	19,072	30,322	(3,531)	12	(304)	54,560	3,723	58,283

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in millions of U.S. dollars, except share and per share data)

(unaudited)

	Six months ended June 30,
	2011	2012
Operating activities:
Net income (including non-controlling interests)	2,656	970
Discontinued operations	(461)	-
Net income from continuing operations (including non-controlling interests)	2,195	970

Adjustments to reconcile net income to net cash provided by operations and payments:
Depreciation and impairment	2,312	2,360
Undistributed profits of associates	(443)	(98)
Net realizable value and onerous supply contract	(108)	(200)
Recycling of deferred gain on raw material hedges	(161)	(426)
Gain on sale of consolidated business	-	(339)
Curtailment of long term employee benefits	-	(241)
Unrealized foreign exchange effects, provisions and other non-cash operating expenses (net)	577	(263)

Changes in operating assets and liabilities, net of effects from acquisitions:
Trade accounts receivable	(2,344)	(743)
Inventories	(3,244)	2,006
Trade accounts payable	932	(168)
VAT and other amounts from/due to public authorities	(192)	302
Other working capital and provision movements	(1,205)	(404)
Net cash flow used in operating activities from discontinued operations	(190)	-
Net cash used in operating activities	(1,871)	2,756

Investing activities:
Purchase of property, plant and equipment and intangibles	(2,096)	(2,351)
Acquisition of net assets of subsidiaries, net of cash acquired of nil and nil, respectively	(778)	-
Other investing activities (net)	233	594
Cash receipt from loan to discontinued operations	900	-
Net cash flow used in investing activities from discontinued operations	(105)	-
Net cash used in investing activities	(1,846)	(1,757)

Financing activities:
Proceeds from short-term and long-term debt	5,907	5,067
Payments of short-term and long-term debt	(4,961)	(4,765)
Dividends paid	(596)	(588)
Acquisition of non-controlling interests	(91)	(10)
Other financing activities (net)	67	(59)
Net cash flow used in financing activities from discontinued operations	(8)	-
Net cash (used in) provided by financing activities	318	(355)

Net decrease in cash and cash equivalents	(3,399)	644
Effect of exchange rate changes on cash	195	(79)

Cash and cash equivalents:
At the beginning of the period	6,207	3,821
Reclassification of the period-end cash and cash equivalents of discontinued activities to assets held for sale and distribution	123	-
At the end of the period	3,126	4,386

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-6

ARCELORMITTAL AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements for the six months ended June 30, 2012

(in millions of U.S. dollars)

(unaudited)

NOTE 1 – BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Preparation of the condensed consolidated financial statements

The condensed consolidated financial statements of ArcelorMittal and Subsidiaries (“ArcelorMittal” or the “Company”) as of December 31, 2011 and June 30, 2012 as well as for the six months ended June 30, 2011 and 2012 (the “Interim Financial Statements”) have been prepared in accordance with International Accounting Standard (“IAS”) No. 34, “Interim Financial Reporting”. They should be read in conjunction with the annual consolidated financial statements and the notes thereto in the Company’s Annual Report for the year ended December 31, 2011 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Interim Financial Statements are unaudited.

Accounting policies

The Interim Financial Statements have been prepared on a historical cost basis, except for available for sale financial assets, derivative financial instruments and certain non-current assets and liabilities held for sale and distribution, which are measured at fair value less cost to sell or to distribute, and inventories, which are measured at the lower of net realizable value or cost. The accounting policies used to prepare the Interim Financial Statements are the policies described in note 2 of the consolidated financial statements for the year ended December 31, 2011.

The Company adopted the amendments to IFRS 7 “Financial Instruments: Disclosures” on January 1, 2012 which did not have a material impact on the condensed consolidated financial statements of ArcelorMittal.

New IFRS standards and interpretations applicable from 2013 onward are described in note 1 of the consolidated financial statements for the year ended December 31, 2011, except for the following:

On June 28, 2012, the IASB published amendments to clarify the transition guidance in IFRS 10 Consolidated Financial Statements (“IFRS 10”). The amendments also provide additional transition relief in IFRS 10, IFRS 11 Joint Arrangements (“IFRS 11”) and IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Furthermore, for disclosures related to unconsolidated structured entities, the amendments will remove the requirement to present comparative information for periods before IFRS 12 is first applied. The effective date of the amendments is annual periods beginning on or after January 1, 2013, which is aligned with the effective date of IFRS 10, 11 and 12.

The preparation of financial statements in conformity with IFRS recognition and measurement principles requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates.

NOTE 2 – DISPOSAL

            On June 20, 2012, ArcelorMittal sold its steel foundation distribution business in NAFTA, Skyline Steel and Astralloy (“Skyline Steel”), to Nucor Corporation for a total cash consideration of 684 including most recent working capital adjustment estimates. Skyline Steel was part of the Distribution Solutions reportable segment. The preliminary gain on disposal was 339 and was recognized in cost of sales.

F-7

NOTE 3 – TRANSACTIONS WITH NON-CONTROLLING INTERESTS

On May 15, 2012, the Company acquired the remaining 33.98% non-controlling stake in Alliance Metal, a steel processor based in France (Distribution Solutions). The cash consideration paid was 10. The Company recorded a decrease of 17 directly in equity.

NOTE 4 – PROPERTY, PLANT AND EQUIPMENT

Impairment charges for the six months ended June 30, 2012 amounted to 69 and were primarily related to the extended idling of the electric arc furnace and continuous caster at the Schifflange site in Luxembourg which is part of the Long Carbon Americas and Europe reportable segment. Impairment charges for the six months ended June 30, 2011 amounted to 18.

NOTE 5 – INVENTORIES

                Inventory, net of the allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence as of December 31, 2011 and June 30, 2012, respectively, is comprised of the following:

	December 31, 2011	June 30, 2012
Finished products	7,356	6,488
Production in process	4,531	4,129
Raw materials	7,933	6,942
Manufacturing supplies, spare parts and other	1,869	1,903
Total	21,689	19,462

The amount of write-downs of inventories to net realizable value recognized as an expense was 450 and 575 during the six months ended June 30, 2011 and 2012, respectively.

NOTE 6 – ASSETS AND LIABILITIES HELD FOR SALE

On January 25, 2011, the Extraordinary General Meeting of Shareholders of ArcelorMittal approved the spin-off of its stainless steel business into the separate company Aperam. During the six months ended June 30, 2011, the sales and net income (including non-controlling interests) related to this business were presented as discontinued operations and amounted to 471 and 461, respectively. During the six months ended June 30, 2012, the basic and diluted earnings per share of discontinued operations were 0.30 and 0.28, respectively.

As of June 30, 2012, the 23.48% stake held by ArcelorMittal in the associate, Enovos International S.A., a gas and electricity distribution company based in Luxembourg is presented as assets held for sale. The sale was completed on July 17, 2012. The total consideration amounts to €330 million of which €165 million was paid on the same date and the remaining portion deferred for up to two years. In order to adjust the carrying amount to the proceeds from the sale, the Company recorded an impairment loss of 186 included in income from investments in associates and joint ventures for the six months ended June 30, 2012.

NOTE 7 – EQUITY

Treasury shares

ArcelorMittal held, indirectly and directly, approximately 12.0 million and 11.8 million treasury shares as of December 31, 2011 and June 30, 2012, respectively.

F-8

Dividends

On May 8, 2012, the Board of Directors recommended to maintain the Company’s dividend at $0.75 per share for the full year of 2012. The full year dividend paid in 2011 amounted to 1,161.

For the six months ended June 30, 2012, dividend payments of 294 and 294 ($0.1875 per share per quarter) were made on March 13, 2012 and June 14, 2012, respectively. For the six months ended June 30, 2011, dividend payments of 294 and 294 ($0.1875 per share per quarter) were made on March 14, 2011 and June 14, 2011, respectively.

NOTE 8 – INCOME TAX

The tax benefit for the period is based on an estimated annual effective rate, which requires management to make its best estimate of annual pretax income for the year. During the year, management regularly updates its estimates based on changes in various factors such as geographical mix of operating profit, prices, shipments, product mix, plant operating performance and cost estimates, including labor, raw materials, energy and pension and other postretirement benefits.

The income tax benefit was 105 and 409 for the six months ended June 30, 2011 and 2012, respectively. The increase in the income tax benefit is primarily due to the increase of losses realized in higher tax jurisdictions for the six months ended June 30, 2012 as compared to the six months ended June 30, 2011, as well as different foreign currency impacts.

NOTE 9 – INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

          On March 28, 2012, ArcelorMittal decreased its stake from 25.78% (25% based on issued shares) to 18.7% in the associate Ereğli Demir ve Çelik Fabrikalari T.A.Ş. (“Erdemir”), the leading steel company in Turkey, through the sale of 134,317,503 shares for a total consideration of 264 and by way of a single accelerated bookbuilt offering to institutional investors. The Company also issued warrants in respect of 134,317,503 shares of Erdemir. Investors received for every three shares purchased one warrant maturing on July 2, 2012, one warrant maturing on October 1, 2012 and one warrant maturing on December 14, 2012 with an exercise price set at 105%, 110% and 115% above the reference price based on the recent Erdemir stock price, respectively. All warrants related to the first series, maturing on July 2, 2012, expired unexercised.

          As a result of the partial disposal, the Company discontinued the accounting for the investment in Erdemir under the equity method and classified the remaining shares as available-for-sale. This transaction resulted in a net gain of 101 included in income from investments in associates and joint ventures. This included a reclassification from accumulated other comprehensive income to the statements of operations of the revaluation reserve of available-for-sale financial assets for a gain of 842.  It included also a reclassification from accumulated other comprehensive income to the statements of operation of the accumulated negative foreign exchange translation difference for a loss of 422. Additional losses were incurred on disposal of the 6.25% stake for 107 as well as the remeasurement loss at fair value of the remaining investment upon discontinuation of the equity method for 212.

          On June 6, 2012, ArcelorMittal and Hunan Valin Iron & Steel Group Co., Ltd. entered into a put option agreement with respect to 600,000,000 shares held by ArcelorMittal and representing approximately 19.9% of the investment in the associated Hunan Valin Steel Tube and Wire Co., Ltd. (“Hunan Valin”), a leading steel producer in China in which the Company holds a 29.97% stake. In accordance with the put option agreement, ArcelorMittal may within 24 consecutive months after June 6, 2012 exercise its right to sell the shares subject to the agreement in four tranches of up to 150,000,000 shares in each tranche corresponding to a period of 6 months. The put option exercise dates are therefore December 6, 2012, June 6, 2013, December 6, 2013 and June 6, 2014. The exercise price per share is RMB 4 for the first two dates and RMB 4.4 for the last two dates.

F-9

NOTE 10 – SHORT-TERM AND LONG-TERM DEBT

Short-term debt, including the current portion of long-term debt, consisted of the following:

	December 31, 2011	June 30, 2012
Short-term bank loans and other credit facilities	1,531	1,173
Current portion of long-term debt	1,130	3,508
Lease obligations	123	113
Total	2,784	4,794

Short-term bank loans and other credit facilities include short-term loans, overdrafts and commercial paper.

The Company’s commercial paper program provides for borrowing of up to €2,000 (2,518). As of December 31, 2011 and June 30, 2012, the outstanding amount was 634 and 498.

The Company’s long-term debt consisted of the following:

		Year of maturity	Type of interest	Interest rate(1)	December 31, 2011	June 30, 2012
	Corporate
	300 Bilateral Credit Facility	2013	Floating		—
	4.0 billion Revolving Credit Facility	2015	Floating		—
	6.0 billion Revolving Credit Facility	2016	Floating		1,747	—
	€1.5 billion Unsecured Bonds	2013	Fixed	8.25%	1,934	1,885
	1.2 billion Unsecured Notes	2013	Fixed	5.38%	1,500	1,208
	€1.25 billion Convertible Bonds	2014	Fixed	7.25%	1,376	1,379
	800 Convertible Senior Notes	2014	Fixed	5.00%	689	710
	€0.1 billion Unsecured Bonds	2014	Fixed	5.50%	129	126
	€0.5 billion Unsecured Bonds	2014	Fixed	4.63%	647	629
	750 Unsecured Notes	2015	Fixed	9.00%	743	744
	1.0 billion Unsecured Bonds	2015	Fixed	3.75%	991	992
	500 Unsecured Notes	2015	Fixed	3.75%	—	498
	500 Unsecured Notes	2016	Fixed	3.75%	497	497
	€1.0 billion Unsecured Bonds	2016	Fixed	9.38%	1,283	1,249
	€1.0 billion Unsecured Bonds	2017	Fixed	4.63%	1,282	1,248
	1.4 billion Unsecured Notes	2017	Fixed	4.50%	—	1,391
	1.5 billion Unsecured Notes	2018	Fixed	6.13%	1,500	1,500
	€0.5billion Unsecured Notes	2018	Fixed	4.50%	—	625
	1.5 billion Unsecured Notes	2019	Fixed	9.85%	1,463	1,465
	1.0 billion Unsecured Bonds	2020	Fixed	5.25%	982	983
	1.5 billion Unsecured Notes	2021	Fixed	5.50%	1,484	1,485
	1.1 billion Unsecured Notes	2022	Fixed	6.25%	—	1,087
	1.5 billion Unsecured Bonds	2039	Fixed	7.00%	1,464	1,464
	1.0 billion Unsecured Notes	2041	Fixed	6.75%	983	983
	Other loans	2012-2016	Fixed	2.98%-6.38%	668	496
	EBRD loans	2012-2015	Floating	1.48%-1.53%	118	88
	EIB loan	2016	Floating	1.73%	323	315
	ICO loan	2017	Floating	3.27%	91	88
	Other loans	2012-2035	Floating	1.2%-4.7%	954	254
	Total Corporate				22,848	23,389
	Americas
	600 Senior Unsecured Notes	2014	Fixed	6.50%	500	500
	Other loans	2012-2020	Fixed/ Floating	0.56%-15.1%	759	624
	Total Americas				1,259	1,124
	Europe, Asia & Africa
	Other loans	2013-2026	Fixed/ Floating	1.43%-16%	151	209
	Total Europe, Asia & Africa				151	209
	Total				24,258	24,722
	Less current portion of long-term debt				(1,130)	(3,508)

	Total long-term debt (excluding lease obligations)				23,128	21,214
	Lease obligations (2)				506	475
	Total long-term debt, net of current portion				23,634	21,689

1	Rates applicable to balances outstanding at June 30, 2012.
2	Net of current portion of 123 and 113 as of December 31, 2011 and June 30, 2012, respectively.
F-10

Corporate

300 Bilateral Credit Facility

          On June 30, 2010, ArcelorMittal entered into a bilateral three-year revolving credit facility of 300. On July 12, 2010, ArcelorMittal entered into an additional bilateral three-year revolving credit facility of 300, which was retroactively effective as of June 30, 2010. Each of these facilities was to be used for general corporate purposes and was originally scheduled to mature in 2013. As of December 31, 2011, one facility was cancelled and as of June 30, 2012, the other facility was fully available.

$4 billion Revolving Credit Facility

          On May 6, 2010, ArcelorMittal entered into a $4 billion three-year Revolving Credit Facility for general corporate purposes which replaced the Company’s previous $4 billion Revolving Credit Facility dated May 13, 2008, and the related $3.25 billion Forward-start Facility dated February 13, 2009. These facilities were cancelled during the first half of 2010. Following this cancellation, none of the Forward-start Facilities entered into by the Company during the first half of 2009 remained in effect. On September 30, 2011, the original maturity of the $4 billion Revolving Credit Facility was extended from May 6, 2013 to May 6, 2015. As of June 30, 2012, the facility remains fully available.

$6 billion Revolving Credit Facility

          On March 18, 2011, ArcelorMittal entered into a $6 billion revolving credit facility which may be utilized for general corporate purposes and which matures on March 18, 2016. This $6 billion Revolving Credit Facility replaced the Company’s €17 billion Credit Facilities after their full repayment and cancellation on March 31, 2011. As of June 30, 2012, the facility remains fully available.

F-11

Bonds

          On February 28, 2012, ArcelorMittal completed an offering of three series of U.S. dollar denominated Notes, consisting of 500 aggregate principal amount of 3.75% Notes due 2015, $1.4 billion aggregate principal amount of 4.50% Notes due 2017 and $1.1 billion aggregate principal amount of 6.25% Notes due 2022.

          On March 2, 2012, ArcelorMittal completed the Cash Tender Offer to purchase any and all of its 5.375% U.S. dollar denominated Notes due 2013. ArcelorMittal accepted to purchase 299 principal amount of Notes for a total aggregate purchase price (including accrued interest) of 314. Upon settlement for all of the Notes accepted pursuant to the offer, the remaining outstanding principal amount of notes as of June 30, 2012 is $1.2 billion.

On March 29, 2012, ArcelorMittal completed the issuance of €500 million aggregate principal amount of 4.5% Notes due in 2018.

Mandatory convertible bonds

          On April 20, 2011, the conversion date of the mandatory convertible bonds was extended to January 31, 2013. The Company determined that this transaction led to the extinguishment of the existing compound instrument and the recognition of a new compound instrument including a financial liability of 60.

          On September 27, 2011, the Company increased the mandatory convertible bonds from 750 to 1,000. The Company determined that this increase led to the extinguishment of the existing compound instrument and the recognition of a new compound instrument.

          As of December 31, 2011, 52 is included in long-term debt and carried at amortized cost. The financial liability component is included in other loans with floating rates in the above table. The value of the equity component of 934 was determined based upon the difference of the total nominal amount of mandatory convertible bonds of 1,000 and the fair value of the financial liability component on September 27, 2011 and is included in equity as non-controlling interests.

          As a result of the final settlement of the proceeds from the sale of the shares in Macarthur on December 21, 2011, the notes issued by a subsidiary of ArcelorMittal and linked to the Macarthur shares were subject to an early redemption for 1,208. Prior to December 31, 2011 the Company agreed with Crédit Agricole to link new notes to China Oriental Group Company Ltd (“China Oriental”) shares. The proceeds from the redemption of the notes were invested in a term deposit with Crédit Agricole until January 17, 2012. On that date, notes linked to China Oriental were issued by a subsidiary of ArcelorMittal.

Other

          Certain debt agreements of the Company or its subsidiaries contain certain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and ArcelorMittal’s ability to dispose of assets in certain circumstances. Certain of these agreements also require compliance with a financial covenant.

          The Company’s principal credit facilities (4.0 billion Revolving Credit Facility, 6.0 billion Revolving Credit Facility, 300 Bilateral Credit Facility) include the following financial covenant: the Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the Company for a Measurement Period, subject to certain adjustments as defined in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio. In 2009, the Company signed agreements with its lenders to amend this ratio (where applicable), referred to as its “Leverage Ratio”, from 3.5 to one as originally provided, to 4.5 to one as of December 31, 2009, to 4.0 to one as of June 30, 2010, and reverting to 3.5 to one as of December 31, 2010. The Company also agreed to the imposition of certain additional temporary restrictive covenants on its activities if the Leverage Ratio exceeds 3.5 to one for any Measurement Period. These included restrictions on dividends and share reductions, acquisitions, capital expenditure and the giving of loans and guarantees, which have since been eliminated.

          Limitations arising from the restrictive and financial covenants described above could limit the Company’s ability to distribute dividends, make capital expenditures or engage in strategic acquisitions or investments. Failure to comply with any covenant would enable the lenders to accelerate the Company’s repayment obligations. Moreover, the Company’s debt facilities have provisions whereby certain events relating to other borrowers within the Company’s subsidiaries could, under certain circumstances, lead to acceleration of debt repayment under such credit facilities. Any invocation of these cross-acceleration clauses could cause some or all of the other debt to accelerate. Pursuant to amended agreements entered into on March 18, 2011, the above-referenced principal credit facilities no longer contain covenants involving restrictions on dividends, capital expenditure or acquisitions.

          The financial covenant in the principal credit facilities would permanently fall away were the Company to meet certain defined rating criteria. The Company was in compliance with the financial covenants contained in the agreements related to all of its borrowings as of December 31, 2011 and June 30, 2012.

F-12

NOTE 11 – FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments to hedge its exposure to fluctuations in interest and exchange rates, the price of raw materials, energy and emission rights allowances, and other exposures arising from operating, financing and investment activities.

The Company generally manages the counter-party risk associated with its instruments by centralizing its commitments and by applying procedures which specify, for each type of transaction, an underlying risk limit and/or the required characteristics of the counter-party.

Several forward exchange and options contracts related to the purchase of raw materials denominated in U.S. dollars were unwound during 2008. As of December 31, 2011, the effective portion of forward exchange and options contracts related to the purchase of raw material recorded in equity was 656 (467 net of tax). The effective portion represents a deferred gain that will be recycled to the statement of operations when the converted raw materials are sold. During the six months ended June 30, 2011 and 2012, the Company recycled 308 and 295, respectively, to cost of sales related to the sale of inventory and changes in the estimated future raw material purchases which are expected to occur. As of June 30, 2011 and 2012, the deferred gain recorded in equity is 1,044 (743 net of tax) and 353 (251 net of tax), respectively.

NOTE 12 – PROVISIONS

Provisions, as of December 31, 2011 and June 30, 2012, respectively, are comprised of the following:

	December 31, 2011	June 30, 2012
Environmental	733	820
Asset retirement obligations	367	395
Site restoration	88	83
Staff related obligations	153	154
Voluntary separation plans	103	101
Litigation and other	904	855
Tax claims	331	242
Other legal claims	273	313
Other unasserted claims	300	300
Commercial agreements and onerous contracts	128	100
Other	338	275
	2,814	2,783
Short-term provisions	1,213	1,071
Long-term provisions	1,601	1,712
	2,814	2,783

          For the six months ended June 30, 2012, the net decrease of provisions by 31 included an increase by 212 related to restructuring costs largely associated with the implementation of the Assets Optimization Plan and affecting primarily Flat Carbon Europe (including the closure of the primary facilities of ArcelorMittal Liège Upstream, Belgium) and Long Carbon Europe operations. This increase was offset by utilizations and foreign exchange effects.

F-13

NOTE 13 – DEFERRED EMPLOYEE BENEFITS

On March 9, 2012, ArcelorMittal performed a number of changes to the pension plan and health and dental benefits in its subsidiary ArcelorMittal Dofasco in Canada. Employees were transitioned from an existing defined benefit pension plan to a new defined contribution plan. The changes resulted in a curtailment gain of 241 recorded in cost of sales and selling, general and administrative expenses in the statements of operations.

ArcelorMittal’s principal operating subsidiaries in Brazil, Canada, Europe, South Africa and the United States provide defined benefit pension plans to their employees. Some of these plans are currently underfunded. As of December 31, 2011 and June 30, 2012, the value of ArcelorMittal’s plan assets were 8.0 billion and 8.3 billion, respectively, while the defined benefit obligation for the pension plans and other post-employment benefit plans were 18.8 billion and 18.5 billion, respectively, resulting in a deficit of 10.8 billion (7.1 billion net of taxes) and 10.2 billion (6.7 billion net of taxes), respectively. These unfunded net portions are recognized in the statements of financial position for 6.7 billion and 6.3 billion and as unrecognized components, mainly net actuarial losses, for 4.1 billion and 3.9 billion as of December 31, 2011 and June 30, 2012, respectively.

NOTE 14 – SEGMENT AND GEOGRAPHIC INFORMATION

Reportable segments

ArcelorMittal reports its operations in six segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, AACIS, Distribution Solutions and Mining.

•

Flat Carbon Americas represents the flat facilities of the Company located on the American Continents (Canada, Brazil, Mexico, and USA). Flat Carbon Americas produces slabs, hot-rolled coil, cold-rolled coil, coated steel and plate. These products are sold primarily to customers in the following industries: distribution and processing, automotive, pipe and tubes, construction, packaging, and appliances;

•

Flat Carbon Europe is the largest flat steel producer in Europe, with operations that range from Spain in the west to Romania in the east, and covering the flat carbon steel product portfolio in all major countries and markets. Flat Carbon Europe produces hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general industry and packaging industries;

• Long Carbon Americas and Europe operates in Europe and Americas. Production consists of sections, wire rod, rebar, billets, blooms and wire drawing, and tubular products;

• AACIS produces a combination of flat and long products and tubular products. Its facilities are located in Asia, Africa and Commonwealth of Independent States;

•

Distribution Solutions is primarily an in-house trading and distribution arm of ArcelorMittal. It also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements; and

•

Mining comprises all mines owned by ArcelorMittal in the Americas (Canada, USA, Mexico and Brazil), Asia (Kazakhstan and Russia), Europe (Ukraine and Bosnia & Herzegovina) and Africa (Algeria, Liberia, and Mauritania). It supplies the Company and third party customers with iron ore and coal.

The following table summarizes certain financial data relating to ArcelorMittal’s operations in its different reportable segments:

F-14

		Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Distribution Solutions	Mining	Others*	Eliminations	Total
	Six months ended June 30, 2011
	Sales to external customers	9,721	13,518	10,850	4,048	8,216	691	266	-	47,310
	Intersegment sales**	785	2,845	1,703	1,379	1,064	2,094	6,673	(16,543)	-
	Operating income	1,004	351	568	466	153	1,211	(36)	(34)	3,683
	Depreciation	448	756	504	250	89	231	16	-	2,294
	Impairment	-	-	18	-	-	-	-	-	18
	Capital expenditures	263	500	480	303	60	497	16	(23)	2,096

	Six months ended June 30, 2012
	Sales to external customers	10,163	12,217	10,017	3,860	7,781	959	184	-	45,181
	Intersegment sales**	466	2,725	1,444	1,604	942	1,888	6,968	(16,037)	-
	Operating income	652	(438)	443	(36)	322	758	(60)	123	1,764
	Depreciation	454	717	451	308	79	261	21	-	2,291
	Impairment	-	-	61	8	-	-	-	-	69
	Capital expenditures	377	486	371	212	48	836	30	(9)	2,351

*

Others include all other operational and non-operational items which are not segmented. As of June 30, 2012, the presentation of the others and eliminations has been changed to present the other operational and non-operational items separately from eliminations.

**	Transactions between segments are reported on the same basis of accounting as transactions with third parties except for certain mining products shipped internally and reported on a cost plus basis.

The reconciliation from operating income to net income is as follows:

		Six months ended June 30,
		2011		2012
	Operating income	3,683		1,764
	Income from investments in associates and joint ventures	437		107
	Financing costs - net	(2,030)		(1,311)
	Income before taxes	2,090		560
	Income tax benefit	105		409
	Discontinued operations	461		-
	Net income (including non-controlling interests)	2,656		969

	F-15

Geographical segmentation

Sales (by destination)

	Six months ended June 30,
	2011	2012
Americas
United States	8,287	9,112
Brazil	3,852	3,396
Canada	1,756	1,789
Argentina	571	570
Mexico	1,191	1,270
Others	1,058	951
Total Americas	16,715	17,088

Europe
Germany	4,594	4,186
France	3,593	2,788
Spain	2,888	2,281
Poland	2,035	1,872
Italy	1,892	1,470
Turkey	1,355	1,277
United Kingdom	946	909
Belgium	777	765
Czech Republic	986	941
Romania	513	396
Netherlands	597	495
Russia	704	879
Others	3,061	2,693
Total Europe	23,941	20,952

Asia & Africa
South Africa	2,000	1,868
China	485	835
India	351	321
Others	3,818	4,117
Total Asia & Africa	6,654	7,141
Total	47,310	45,181

          The table below presents sales to external customers by product type. In addition to steel produced by the Company, amounts include material purchased for additional transformation and sold through distribution services. Others include mainly non-steel sales and services.

Product segmentation

Sales (by products)

	Six months ended June 30,
	2011	2012
Flat products	26,676	24,937
Long products	11,265	10,864
Tubular products	1,369	1,398
Mining products	691	959
Others	7,309	7,023
Total	47,310	45,181

F-16

NOTE 15 – COMMITMENTS

The Company’s commitments consist of the following:

	December 31,	June 30,
	2011	2012
Purchase commitments	22,137	18,119
Guarantees, pledges and other collateral	3,455	3,418
Non-cancellable operating leases	2,410	2,197
Capital expenditure commitments	1,101	743
Other commitments	3,455	4,738
Total	32,558	29,215

Purchase commitments

Purchase commitments consist primarily of major agreements for procuring iron ore, coking coal, coke and hot metal as well as firm commitments to acquire property, plant and equipment. The Company also has a number of agreements for electricity, industrial gas, as well as freight contracts.

Purchase commitments include commitments related to joint ventures and associates for 1,167 and 927 as of December 31, 2011 and June 30, 2012, respectively.

Guarantees, pledges and other collateral

Guarantees are mainly related to letters of credit, sureties, first demand guarantees and documentary guarantees used in the normal course of business to guarantee performance obligations. They also include 18 and 24 of guarantees in relation to debt of non-consolidated entities as of December 31, 2011 and June 30, 2012, respectively. Pledges and other collateral mainly relate to mortgages entered into by the Company’s Operating Subsidiaries.

Guarantees, pledges and other collateral include commitments related to joint ventures and associates for 25 and 28 as of December 31, 2011 and June 30, 2012.

Capital expenditure commitments

Capital expenditure commitments mainly relate to commitments associated with purchase of subsidiaries.

Non-cancellable operating leases

Non-cancellable leases mainly relate to commitments for the long-term use of assets belonging to a third party.

Other commitments

Other commitments comprise credit lines confirmed to customers but not drawn and commitments relating to grants.

F-17

NOTE 16 – CONTINGENCIES

          ArcelorMittal may be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitral proceedings are recorded in accordance with the principles described in note 2 to consolidated financial statements for the year ended December 31, 2011.

          Most of these claims involve highly complex issues, actual damages and other matters. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, for a large number of these claims, the Company is unable to make a reasonable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has disclosed information with respect to the nature of the contingency. The Company has not accrued a reserve for the potential outcome of these cases.

          In the cases in which quantifiable fines and penalties have been assessed, the Company has indicated the amount of such fine or penalty or the amount of provision accrued that is the estimate of the probable loss.

          In a limited number of ongoing cases, the Company is able to make a reasonable estimate of the expected loss or range of possible loss and has accrued a provision for such loss, but believe that publication of this information on a case-by-case basis would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency, but has not disclosed the estimate of the range of potential loss.

          These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. These assessments are based on estimates and assumptions that have been deemed reasonable by management. The Company believes that the aggregate provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and in estimating contingent liabilities, the Company could, in the future, incur judgments that could have a material adverse effect on its results of operations in any particular period. The Company considers it highly unlikely, however, that any such judgments could have a material adverse effect on its liquidity or financial condition.

Tax Claims

Brazil

On December 9, 2010, ArcelorMittal Tubarão Comercial S.A. (“ArcelorMittal Tubarão”), the renamed successor of Companhia Siderurgica de Tubarão (“CST”) following CST’s spin-off of most of its assets to ArcelorMittal Brasil in 2008, received a tax assessment from the Brazilian Federal Revenue Service relating to sales made by CST to the island of Madeira, Portugal and to the Cayman Islands. The tax assessment does not specify an amount. The tax authorities require that the profits of CST’s Madeira and Cayman Islands subsidiaries be added to CST’s 2005 tax basis, and also that CST’s post-2005 tax basis be recalculated. Although CST did not pay taxes in 2005 due to tax losses, the recalculations required by the tax authorities could result in tax being payable by ArcelorMittal Tubarão. The case is in the first administrative instance and the Company presented its defense in January 2011. On March 23, 2011, ArcelorMittal Tubarão received a further tax assessment for 2006 and 2007 in the amount of 311, including amounts related to the first tax assessment regarding the profits of CST’s Madeira and Cayman Islands subsidiaries. ArcelorMittal Tubarão filed its defense in April 2011. The first administrative instance issued a decision confirming the amount of the original tax assessment in March 2012.  ArcelorMittal Tubarão Comercial S.A. filed its appeal in April 2012.

The Brazilian social security administration has claimed against ArcelorMittal Brasil amounts for social security contributions not paid by outside civil construction service contractors for the 2001-2007 period. The amount claimed is 63. In February 2012, the first administrative instance issued a decision cancelling the tax assessment.  An appeal is possible.

Italy

In May 2010, the Italian tax authorities began an inquiry relating to ArcelorMittal FCE Luxembourg, claiming that it had a permanent business establishment in Italy and should pay taxes accordingly. On October 28, 2010, the Italian tax police issued a report for the 2004 fiscal year concerning IRAP, which is a local tax, and on March 28, 2011, it issued a further report for 2003-2010 in respect of IRAP, value-added tax (“VAT”) and corporate income tax (“CIT”). On December 29, 2010 the tax authorities issued a tax claim (avviso di accertamento) for IRAP related to 2004 for a total amount of €96.8 million, in respect of which ArcelorMittal filed an appeal on May 26, 2011. On December 13, 2011, the tax authorities issued a demand for a payment of 50% of the IRAP tax in an amount of €25 million (including interest). In January 2012, the Milan court accepted ArcelorMittal’s application to suspend the collection process. In April 2012, the Company settled this matter with the Italian tax authorities.

Spain

Spanish tax authorities have claimed that amortization recorded by the former Siderúrgica del Mediterraneo, S.A. (currently ArcelorMittal Sagunto S.L.) in 1995, 1996 and 1997 is non-deductible for corporation tax purposes. Spanish tax authorities seek payment of 54, including the amount of tax, interest and penalties. A first instance judgment dated April 30, 2009 cancelled any liability for 1995 and 1996 and penalties for all three years. The tax liability of ArcelorMittal for 1997 was assessed at 8 (including interest). Both parties appealed the decision. On June 15, 2012, the Supreme Court confirmed the first instance judgment and the case is now closed.

F-18

Competition/Antitrust Claims

United States

On September 12, 2008, Standard Iron Works filed a purported class action complaint in the U.S. District Court in the Northern District of Illinois against ArcelorMittal, ArcelorMittal USA LLC, and other steel manufacturers, alleging that the defendants had conspired since 2005 to restrict the output of steel products in order to fix, raise, stabilize and maintain prices at artificially high levels in violation of U.S. antitrust law. Since the filing of the Standard Iron Works lawsuit, other similar direct purchaser lawsuits have been filed in the same court and have been consolidated with the Standard Iron Works lawsuit. In January 2009, ArcelorMittal and the other defendants filed a motion to dismiss the direct purchaser claims. On June 12, 2009, the court denied the motion to dismiss and the litigation is now in the discovery and class certification briefing stage. In addition, two putative class actions on behalf of indirect purchasers have been filed. Both indirect purchaser cases have now been transferred to the judge hearing the Standard Iron Works cases. An appeal of the removal and transfer of the Reagan indirect purchaser case from Tennessee State Court to the Northern District of Illinois is currently pending before the Sixth Circuit. It is too early in the proceedings for ArcelorMittal to determine the amount of its potential liability, if any.

Romania

In 2010 and 2011, ArcelorMittal Galati entered into high volume electricity purchasing contracts with Hidroelectrica, a partially state-owned electricity producer. Following allegations by Hidroelectrica’s minority shareholders that ArcelorMittal Galati (and other industrial electricity consumers) benefitted from artificially low tariffs, the European Commission opened a formal investigation into alleged state aid on April 25, 2012.

South Africa

On September 1, 2009, the South African Competition Commission referred a complaint against four producers of long carbon steel in South Africa, including ArcelorMittal South Africa, and the South African Iron and Steel Institute to the Competition Tribunal. The complaint referral followed an investigation into alleged collusion among the producers initiated in April 2008, on-site inspections conducted at the premises of some of the producers and a leniency application by Scaw South Africa, one of the producers under investigation. The Competition Commission recommended that the Competition Tribunal impose an administrative penalty against ArcelorMittal South Africa, Cape Gate and Cape Town Iron Steel Works in the amount of 10% of their annual revenues in South Africa and exports from South Africa for 2008. ArcelorMittal filed an application to access the file of the Competition Commission that was rejected. ArcelorMittal is appealing the decision to reject the application, and has applied for a review of that decision and a suspension of the obligation to respond to the referral on the substance pending final outcome on the application for access to the documents. The appeal was upheld by the Competition Appeals Court (CAC) and the matter was referred back to the Competition Tribunal for a determination of confidentiality and scope of access to the documents. The Competition Commission has decided to appeal the decision of the CAC. On July 7, 2011, ArcelorMittal filed an application before the Competition Tribunal to set aside the complaint referral based on procedural irregularities. It is too early for ArcelorMittal to assess the potential outcome of the procedure, including the financial impact.

In March 2012, the South African Competition Commission referred to the Competition Tribunal an allegation that ArcelorMittal South Africa and steel producer Highveld acted by agreement or concerted practice to fix prices and allocate markets over a period of 10 years (1999-2009) in contravention of the South African Competition Act. The case was notified to ArcelorMittal South Africa in April 2012. If imposed, fines could amount to up to 10% of ArcelorMittal South Africa's turnover in the year preceding any final decision by the Competition Tribunal.

Other Legal Claims

Argentina

Over the course of 2007 to 2012, the Customs Office Authority of Argentina (Aduana) has notified the Company of certain inquiries that it is conducting with respect to prices declared by the Company’s Argentinean subsidiary, Acindar Industria Argentina de Aceros S.A. (“Acindar”). The Customs Office Authority is seeking to determine whether Acindar incorrectly declared prices for iron ore imports from several different Brazilian suppliers on 20 different shipments made from 2002 to 2008. The aggregate amount claimed by the Customs Office Authority in respect of all 20 cases is approximately 71. The investigations are subject to the administrative procedures of the Customs Office Authority and are at different procedural stages depending on the filing date of the investigation.

Luxembourg

In June 2012, the Company received writs of summons in respect of claims made by 57 former employees of ArcelorMittal Luxembourg. The claimants allege that they are owed compensation based on the new complementary pension scheme that went into effect in Luxembourg in January 2000. The aggregate amount claimed by such former employees (knowing that other former employees may be similarly concerned) is approximately 70. The hearing process is underway.

F-19

South Africa

ArcelorMittal South Africa (“AMSA”) received notice from Sishen Iron Ore Company (Proprietary) Limited (“SIOC”) on February 5, 2010, asserting that with effect from March 1, 2010, it would no longer supply iron ore to AMSA on a cost plus 3% basis as provided for in the supply agreement entered into between the parties in 2001, on the grounds that AMSA had lost its 21.4% share in the mineral rights at the Sishen mine and that this was a prerequisite for the supply agreement terms. AMSA rejected this assertion and stated its firm opinion that SIOC is obligated to continue to supply iron ore to AMSA at cost plus 3%. The parties have commenced an arbitration process to resolve this dispute. Pleadings were served and in November 2010, the arbitral tribunal was fully constituted. On July 22, 2010, AMSA announced that an interim arrangement had been reached with SIOC on pricing for the supply of iron ore to AMSA’s production facilities in South Africa during an interim period effective from March 1, 2010 until July 31, 2011. AMSA and SIOC agreed on a fixed price of $50 per metric tonne of iron ore for lump material for delivery to the Saldanha plant, and $70 per metric tonne for both lump and iron ore fine material delivered to AMSA’s inland plants. The parties further agreed that AMSA would continue to purchase annual quantities of 6.25 million metric tonnes of iron ore, that there would be no escalation in the prices agreed for the duration of the interim period, and that any iron ore in addition to the maximum monthly amount would be purchased by AMSA at the then-prevailing spot prices calculated on an export parity price basis. AMSA initially imposed a surcharge on its domestic sales to compensate for some of the iron ore cost increase. However, in view of the interim agreement, AMSA, with effect from August 1, 2010, charged a single all-in price reflecting the higher cost of iron ore, rather than the separate surcharge. On May 16, 2011, an addendum to the interim agreement was executed extending it until July 31, 2012. Negotiations are underway to extend or renew the agreement. The interim pricing agreement has no bearing on the arbitration process currently underway or AMSA’s conviction that the supply agreement remains legally valid and binding on the parties. The arbitration is at an early stage and the Company has not yet been able to assess the risk of loss as the facts and legal arguments remain under analysis. Proceedings in the arbitration have been suspended pending completion of the legal action summarized in the next paragraph.

AMSA announced on August 10, 2010 that it had entered into an agreement, subject to certain conditions, to acquire ICT, a company that in May 2010 had acquired the right to prospect for iron ore in a 21.4% share in the Sishen mine. The acquisition agreement lapsed in 2011. SIOC brought legal action against the South African government and ICT to challenge the grant of the prospecting right to ICT and, on February 4, 2011, served on AMSA an application to join AMSA in this action. ICT also made an application to the government for a mining right in respect of the 21.4% share in the Sishen Mine, which SIOC challenged. AMSA applied to be joined as applicant in these proceedings and on June 6, 2011, the Court ordered AMSA’s joinder. AMSA argued in the proceedings that SIOC holds 100% of the rights in the Sishen mine. On December 15, 2011, the Court ruled that SIOC holds 100% of the rights in the Sishen mine and set aside the grant of the prospecting right to ICT. Both ICT and the South African government filed applications for leave to appeal this judgment on February 3, 2012. Leave to appeal was granted on May 11, 2012 and the appeal is pending.

Minority Shareholder Claims Regarding the Exchange Ratio in the Second-Step Merger of ArcelorMittal into Arcelor

ArcelorMittal is the company that results from the acquisition of Arcelor by Mittal Steel N.V. in 2006 and a subsequent two-step merger between Mittal Steel and ArcelorMittal and then ArcelorMittal and Arcelor. Following completion of this merger process, several former minority shareholders of Arcelor or their representatives brought legal proceedings regarding the exchange ratio applied in the second-step merger between ArcelorMittal and Arcelor and the merger process as a whole.

ArcelorMittal believes that the allegations made and claims brought by such minority shareholders are without merit and risk of loss is therefore remote and that the exchange ratio and process complied with the requirements of applicable law, were consistent with previous guidance on the principles that would be used to determine the exchange ratio in the second-step merger and that the merger exchange ratio was relevant and reasonable to shareholders of both merged entities.

The following summarizes the current status of proceedings brought by minority shareholders in this regard that remain pending:

In June and July 2007, two hedge funds that were shareholders of Arcelor wrote to the Netherlands Authority for the Financial Markets (the Stichting Autoriteit Financiële Markten, or the “AFM”), the Dutch securities regulator, requesting it to take various measures against Mittal Steel relating in particular to disclosure regarding the proposed exchange ratio. On August 17, 2007 the AFM rejected the claimants’ demands.  On September 20, 2007, the claimants filed formal objections with the AFM against the decision of August 17, 2007. On February 4, 2008, the AFM confirmed its decision of August 17, 2007. On March 13, 2008, the claimants lodged an appeal against the AFM’s decision with the Rotterdam Administrative Court. By judgment dated December 10, 2008, the Court nullified the AFM’s decision of February 4, 2008, on the grounds that the AFM’s limited investigation was an insufficient basis for its decision, and requiring it to conduct a further investigation and issue a new decision. On appeal from ArcelorMittal and the AFM, a specialized Court of Appeals for administrative matters involving the corporate sector (CBB) in The Hague on June 7, 2012 nullified the judgment of the Rotterdam Administrative Court of December 10, 2008 and declared the original appeal to the Rotterdam Administrative Court of one of the claimants to be inadmissible and dismissed the other claimant's demands. This judgment is not open to further appeal. On January 8, 2008, ArcelorMittal received a writ of summons on behalf of four hedge fund shareholders of Arcelor to appear before the civil court of Luxembourg. The summons was also served on all natural persons sitting on the Board of Directors of ArcelorMittal at the time of the merger and on the Significant Shareholder. The plaintiffs alleged in particular that, based on Mittal Steel’s and Arcelor’s disclosure and public statements, investors had a legitimate expectation that the exchange ratio in the second-step merger would be the same as that of the secondary exchange offer component of Mittal Steel’s June 2006 tender offer for Arcelor (i.e., 11 Mittal Steel shares for seven Arcelor shares), and that the second-step merger did not comply with certain provisions of Luxembourg company law.  They claimed, inter alia, the cancellation of certain resolutions (of the Board of Directors and of the Shareholders meeting) in connection with the merger, the grant of additional shares or damages in an amount of €180 million. By judgment dated November 30, 2011, the Luxembourg civil court declared all of the plaintiffs’ claims inadmissible and dismissed them. This judgment was appealed in mid-May 2012. The appeal proceedings are pending.

On May 15, 2012, ArcelorMittal received a writ of summons on behalf of Associations Actionnaires d'Arcelor (AAA), a French association of former minority shareholders of Arcelor, to appear before the civil court of Paris. On comparable grounds, AAA claims inter alia damages in an amount of €60,049 and reserves the right to seek additional remedies including the cancellation of the merger. The proceedings before the civil court of Paris are pending.

F-20

NOTE 17 – SUBSEQUENT EVENTS

On July 17, 2012, ArcelorMittal completed the disposal of its 23.48% interest in Enovos International SA to a fund managed by AXA Private Equity for a total consideration of €330 million with €165 million paid on the same date and the remaining portion deferred for up to two years. Interest will accrue on the deferred portion.

On July 25, 2012, ArcelorMittal agreed to the sale of its 48.1% stake in Paul Wurth, an international engineering company offering the design and supply of the full-range of technological solutions for the iron and steel industry and other metal sectors, to SMS Holding GmbH for a total consideration of €300 million. Paul Wurth is a consolidated subsidiary included in the AACIS reportable segment. The transaction is subject to customary closing conditions, including but not limited to competition clearance, and is expected to be completed by the end of the third quarter of 2012.

NOTE 18: FINANCIAL INFORMATION FOR ISSUER, GUARANTOR SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES

On April 14, 2004 ArcelorMittal USA issued senior, unsecured debt securities due 2014. The bonds are fully and unconditionally guaranteed on a joint and several basis by certain wholly-owned subsidiaries of ArcelorMittal USA which are 100% indirectly owned by the parent company and, as of March 9, 2007, by ArcelorMittal.

The following condensed consolidating financial statements present, in separate columns, financial information for the following: ArcelorMittal (on a parent only basis) with its investment in subsidiaries recorded under the equity method, the Subsidiary Issuer (ArcelorMittal USA), Guarantor Subsidiaries of the parent, and the Non-guarantors of the parent on a combined basis. Additional columns present consolidating adjustments and consolidated totals as of and for the six months ended June 30, 2011 and 2012.

Condensed Consolidated Statements of Financial Position as of June 30, 2011

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated

ASSETS
Current assets:
Cash and cash equivalents	-	-	6	3,120	-	3,126
Restricted cash	-	-	-	79	-	79
Trade accounts receivable and other	-	422	146	8,233	(176)	8,625
Inventories	-	959	1,826	21,218	(83)	23,920
Prepaid expenses and other current assets	1,019	109	86	10,990	(7,828)	4,376
Total current assets	1,019	1,490	2,064	43,640	(8,087)	40,126

Property, plant and equipment	32	1,611	3,345	51,136	-	56,124
Investments in subsidiaries, associates and joint ventures and intercompany long-term receivable	82,934	4,556	2,902	11,153	(90,594)	10,951
Other assets	11,105	1,843	27	22,051	(8,708)	26,318
Total assets	95,090	9,500	8,338	127,980	(107,389)	133,519

LIABILITIES AND EQUITY
Current liabilities:
Short -term debt and current portion of long-term debt	9,633	171	25	1,025	(7,166)	3,688
Trade accounts payable and other	76	355	833	13,668	(68)	14,864
Accrued expenses and other current liabilities	930	391	206	7,704	(686)	8,545
Total current liabilities	10,639	917	1,064	22,397	(7,920)	27,097

Long-term debt, net of current portion	20,798	800	2,097	11,738	(10,903)	24,530
Deferred employee benefits	26	2,935	13	4,493	-	7,467
Other long-term obligations	1,012	318	17	6,577	-	7,924
Total liabilities	32,475	4,970	3,191	45,205	(18,823)	67,018

Equity attributable to the equity holders of the parent	62,615	4,530	5,147	82,050	(91,727)	62,615
Non-controlling interests	-	-	-	725	3,161	3,886
Total liabilities and equity	95,090	9,500	8,338	127,980	(107,389)	133,519

F-21

Condensed consolidating statements of operations for the six months ended June 30, 2011

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated

Sales	-	2,252	4,847	41,793	(1,582)	47,310
Cost of sales (including depreciation and impairment)	4	1,868	4,596	36,941	(1,582)	41,827
Selling, general and administrative	57	138	8	1,597	-	1,800
Operating income (loss)	(61)	246	243	3,255	-	3,683
Income from investments in associates and joint ventures	3,305	205	-	370	(3,443)	437
Financing costs-net	(1,028)	(47)	(60)	(607)	(288)	(2,030)
Income (loss) before taxes	2,216	404	183	3,018	(3,731)	2,090
Income tax (benefit) expense	388	1	-	(284)	-	105
Net income (including non-controlling interests)	2,604	405	183	2,734	(3,731)	2,195
Discontinued operations, net of tax	-	-	-	461	-	461
Net income (including non-controlling interests)	2,604	405	183	3,195	(3,731)	2,656

Net income (loss) attributable to:
Equity holders of parent:
Net income from continuing operations	2,604	405	183	2,682	(3,731)	2,143
Net income from discontinued operations	-	-	-	461	-	461
Net income (loss) attributable to equity holders of the parent	2,604	405	183	3,143	(3,731)	2,604
Non-controlling interests:
Net income from continuing operations	-	-	-	52	-	52
Net income attributable to non-controlling interests	-	-	-	52	-	52
Net income (loss) (including non-controlling interests)	2,604	405	183	3,195	(3,731)	2,656

F-22

Condensed consolidating statement of cash flows for the six months ended June 30, 2011

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated

Net cash (used in) provided by operating activities from continuing operations	(874)	(5)	104	(906)	-	(1,681)
Net cash flows used in operating activities from discontinued operations	-	-	-	(190)	-	(190)
Net cash (used in) provided by operating activities	(874)	(5)	104	(1,096)	-	(1,871)

Investing activities:
Purchases of property, plant and equipment and intangibles	-	(25)	(113)	(1,958)	-	(2,096)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired	-	-	-	(778)	-	(778)
Investment in associates and joint ventures accounted for under equity method	(39)	-	-	0	39	-
Other investing activities net	-	(1)	7	266	(39)	233
Cash received from loan to discontinued operations	-	-	-	900	-	900
Net cash flows used by operating activities from discontinued operations	-	-	-	(105)	-	(105)
Net cash used in investing activities	(39)	(26)	(106)	(1,675)	-	(1,846)

Financing activities:
Proceeds from short-term and long-term debt	4,583	58	5	3,984	(2,723)	5,907
Payments of short-term and long-term debt	(3,088)	(27)	(7)	(4,562)	2,723	(4,961)
Dividends paid	(588)	-	-	(8)	-	(596)
Acquisition of non-controlling interests	-	-	-	(91)	-	(91)
Other financing activities (net)	(1)	-	-	68	-	67
Net cash flows used by financing activities from discontinued operations	-	-	-	(8)	-	(8)
Net cash used in financing activities	906	31	(2)	(617)	-	318

Net increase (decrease) in cash and cash equivalents	(7)	-	(4)	(3,388)	-	(3,399)
Effect of exchange rates changes on cash	-	-	-	195	-	195
Cash and cash equivalents:
At the beginning of the period	7	-	10	6,190	-	6,207
Reclassification of the period-end cash and	-	-	-	123	-	123
cash equivalent of discontinued activities in assets held for sale and distribution
At the end of the period	-	-	6	3,120	-	3,126

F-23

Condensed Consolidated Statements of Financial Position as of June 30, 2012

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated

ASSETS
Current assets:
Cash and cash equivalents	-	-	3	4,383	-	4,386
Restricted cash	-	-	-	84	-	84
Trade accounts receivable and other	-	227	60	6,735	(26)	6,996
Inventories	-	932	1,816	16,719	(5)	19,462
Prepaid expenses and other current assets	1,073	761	61	11,454	(9,455)	3,894
Assets held for sale and distribution	-	-	-	398	-	398
Total current assets	1,073	1,920	1,940	39,773	(9,486)	35,220

Property, plant and equipment	26	1,525	3,383	48,236	-	53,170
Investments in subsidiaries, associates and joint ventures and intercompany long-term receivable	74,738	4,434	3,169	7,526	(82,839)	7,028
Other assets	12,215	1,781	11	21,248	(11,752)	23,503
Total assets	88,052	9,660	8,503	116,783	(104,077)	118,921

LIABILITIES AND EQUITY
Current liabilities:
Short -term debt and current portion of long-term debt	12,795	102	36	1,614	(9,753)	4,794
Trade accounts payable and other	-	350	826	11,314	(40)	12,450
Accrued expenses and other current liabilities	1,116	376	201	6,426	215	8,334
Total current liabilities	13,911	828	1,063	19,354	(9,578)	25,578

Long-term debt, net of current portion	19,120	719	2,088	13,526	(13,764)	21,689
Deferred employee benefits	25	3,073	5	3,886	-	6,989
Other long-term obligations	439	256	18	5,642	27	6,382
Total liabilities	33,495	4,876	3,174	42,408	(23,315)	60,638
Equity attributable to the equity holders of the parent	54,557	4,784	5,329	73,376	(83,486)	54,560
Non-controlling interests	-	-	-	999	2,724	3,723
Total liabilities and equity	88,052	9,660	8,503	116,783	(104,077)	118,921

F-24

Condensed consolidating statements of operations for the six months ended June 30, 2012

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated

Sales	-	2,614	5,582	38,603	(1,618)	45,181
Cost of sales (including depreciation and impairment)	3	2,538	5,191	35,653	(1,618)	41,767
Selling, general and administrative	9	158	14	1,469	-	1,650
Operating income (loss)	(12)	(82)	377	1,481	-	1,764
Income from investments in associates and joint ventures	1,209	343	-	(93)	(1,352)	107
Financing costs-net	(310)	(27)	(59)	(565)	(350)	(1,311)
Income (loss) before taxes	887	234	318	823	(1,702)	560
Income tax (benefit) expense	(83)	4	-	(330)	-	(409)
Net income (including non-controlling interests)	970	230	318	1,153	(1,702)	969
Net income (loss) attributable to:
Equity holders of parent:
Net income from continuing operations	970	230	318	1,154	(1,702)	970
Net income (loss) attributable to equity holders of the parent	970	230	318	1,154	(1,702)	970
Non-controlling interests:
Net income (loss) from continuing operations	-	-	-	(1)	-	(1)
Net income (loss) (including non-controlling interests)	970	230	318	1,153	(1,702)	969

Condensed consolidating statement of cash flows for the six months ended June 30, 2012

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated

Net cash (used in) provided by operating activities	(1,215)	784	121	3,066	-	2,756

Investing activities:
Purchases of property, plant and equipment and intangibles	(1)	(31)	(126)	(2,193)	-	(2,351)
Investment in associates and joint ventures accounted for under equity method	(620)	-	-	-	620	-
Disposal of financial and fixed assets and other investing activities (net)	-	(674)	12	636	620	594
Net cash (used in) provided by investing activities	(621)	(705)	(114)	(1,557)	1,240	(1,757)

Financing activities:
Proceeds from short-term and long-term debt	5,010	-	-	962	(905)	5,067
Payments of short-term and long-term debt	(2,569)	(46)	(8)	(2,427)	285	(4,765)
Dividends paid	(587)	-	-	4	(4)	(588)
Acquisition of non-controlling interests	-	-	-	(10)	-	(10)
Other financing activities (net)	(18)	(33)	(2)	609	(616)	(59)
Net cash (used in) provided by financing activities	1,836	(79)	(10)	(862)	(1,240)	(355)

Net increase (decrease) in cash and cash equivalents	-	-	(3)	647	-	644

Effect of exchange rates changes on cash	-	-	-	(79)	-	(79)
Cash and cash equivalents:
At the beginning of the period	-	-	6	3,815	-	3,821
At the end of the period	-	-	3	4,383	-	4,386

F-25